NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES www.duanemorris.com	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO AND SRI LANKA

VIA EDGAR

January 21, 2021

Mr. David Gessert

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Mosaic ImmunoEngineering Inc.
Registration Statement on Form S-3
Filed December 10, 2020
File No. 333-251261

Dear Messrs. Gessert and Buchmiller:

On behalf of Mosaic ImmunoEngineering Inc. (the “Company”), we hereby respond to the letter dated December 21, 2020, from you to Mr. Steven King, President and Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Registration Statement on Form S-3 filed December 10, 2020 (the “Registration Statement”). In connection with this letter, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) by EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold type and followed each such comment with the Company’s response in plain type. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 unless indicated otherwise.

Duane Morris llp A Delaware limited liability partnership	GREGORY R. HAWORTH, RESIDENT PARTNER
one riverfront plaza, 1037 raymond blvd., SUITE 1800	PHONE: +1 973 424 2000 FAX: +1 973 424 2001
NEWARK, NJ 07102-5429

Form S-3 Registration Statement

General

1.	We note your common stock is quoted on the OTC Pink. We further note the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million. As such, it appears that you are not eligible to register shares for resale by selling stockholders on Form S-3 because you do not meet the requirements of that form. See General Instructions I.B.1 and I.B.3 of Form S-3, and for guidance, refer to Questions 116.12 and 116.14 of our Securities Act Forms Compliance and Disclosure Interpretations. Please amend your registration statement so that it is on a proper form.

Response:

As of January 19, 2021, the Company’s common stock is quoted on the OTCQB tier of OTC Markets under the symbol “CPMV.”

In Amendment No. 1, the Company has updated the disclosure in the Registration Statement to include the following statement on both the cover page and in “The Offering” section (page 6):

“Since January 19, 2021, our Common Stock has been quoted on the OTCQB tier of OTC Markets under the symbol “CPMV.”

2.	We note your 10-K for your fiscal year ended May 31, 2020 is not among the documents that you have incorporated by reference on page 17. Please ensure all required financial statements and information are included or, subject to your eligibility under Genera Instruction VII.E.2. of Form S-1, properly incorporated in your amended filing.

Response:

The Company has updated the Registration Statement on page 17 to incorporate the 10-K for the fiscal year ended May 31, 2020 and to include the following additional filings made since the date of the Staff’s letter:

1.	Our Quarterly Report on Form 10-Q for the three and six months ended November 30, 2020 filed with the SEC on December 29, 2020; and

2.	Current Report on Form 8-K filed on December 30, 2020.

In addition, our independent registered accounting firm has updated their consent to include the Annual Report on Form 10-K for the fiscal year ended May 31, 2020.

We hope the above response and the revised disclosure to Amendment No. 1 have addressed appropriately the Staff’s comments.  Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (973) 424-2020.

Sincerely,

/s/ Dean M. Colucci

cc:	Steven King, President and CEO
Paul Lytle, CFO